Exhibit 99.1

INSPIRA TECHNOLOGIES OXY B.H.N. Ltd.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Inspira Technologies Oxy B.H.N. Ltd. (“Inspira Technologies” or the “Company”) will be held on May 6, 2026, at 12:00 p.m. Israel time at the Company’s office, located at 2 Ha-Tidhar Street, Ra’anana 4366504, Israel.

The Meeting is being called for the following purpose:

1.	To change the Company name and to amend the Company’s amended articles of association (the “Articles”) accordingly (“Proposal 1”).

Board of Directors Recommendation

The Board of Directors unanimously recommends that you vote in favor of Proposal 1, which is described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on April 21, 2026 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Required Vote and Voting Procedures

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), Proposal 1, described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding ordinary shares, no par value (the “Ordinary Shares”), of the Company amounting in the aggregate to at least a majority of the votes cast by shareholders at the Meeting with respect to such proposal (“Simple Majority”).

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement, together with a return envelope, will be sent to holders of the Company’s Ordinary Shares. By appointing “proxies,” shareholders may vote at the Meeting regardless of whether they attend in person. If a properly executed proxy in the attached form is received by the Company at least four (4) hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 of the Companies Law regulations (proxy and position statements), by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date and time.

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, Equinity Trust Company LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Yafit Tehila, the Chief Financial Officer of the Company (yafit@inspirao2.com), or to vote in person at the Meeting.

Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares are held in “street name,” as of the Record Date, these proxy materials are to be forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Since a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting.. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares count for the proposal.

Sincerely,

/s/ Tal Parnes
Chairman of the Board of Directors

April 16, 2026

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

RA’ANANA, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 6, 2026

The enclosed proxy statement (the “Proxy Statement”) is being solicited by the board of directors (the “Board of Directors”) of Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) for use at the Company’s extraordinary general meeting of shareholders (the “Meeting”) to be held on MAY 6, 2026, at 12:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein shall vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby shall be voted in favor of the proposal described in this Proxy Statement.

Quorum

Two or more shareholders present, personally or by proxy, holding in the aggregate not less than twenty-five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until May 6, 2026, at 13:30 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Required Majority

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), Proposal 1 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders at the Meeting with respect to Proposal 1 (a “Simple Majority”).

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least five percent (5%) to Ms. Yafit Tehila, via e-mail (yafit@inspirao2.com) no later than April 23, 2026. All such submissions must comply with the requirements under the Companies Law, the regulations promulgated thereunder, and the Company’s amended and restated articles of association (the “Articles”).

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices at 2 H-Tidhar Street, Ra’anana 4366504, Israel. Any Position Statement received shall be furnished with the U.S. Securities and Exchange Commission (“SEC”) on a Report on Form 6-K and be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than April 27, 2026. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement shall be submitted no later than May 1, 2026.

It is noted that there may be changes to the agenda after publishing the Proxy Statement, including Position Statements. Therefore, the most updated agenda shall be furnished with the SEC on a Report on Form 6-K and shall be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO CHANGE THE COMPANY NAME AND TO AMEND THE COMPANY’S ARTICLESACCORDINGLY

In accordance with the provisions of the Companies Law, changing the name of a company requires an amendment to the Company’s Articles, and therefore, is subject to the approval of the Company’s shareholders.

Therefore, it is proposed to approve the change of the Company’s name to the following name: “QTREX Ltd.”, or any other similar name as determined by the Company’s management and approved by the Israeli Registrar of Companies, and to approve an amendment to the Company’s Articles accordingly.

The change of the Company’s name will become effective only following the approval and authorization of the Israeli Registrar of Companies and receipt of a Name Change Certificate.

The Board of Directors believes that changing the Company’s name aligns the Company’s corporate identity with its strategic focus on quantum computing connectivity solutions, as was announced in the Company’s press release, filed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, filed with the SEC on April 6, 2026, and therefore is in the best interests of the Company.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to change the Company’s name as specified above and to amend the Company’s Articles accordingly.”

The approval for changing the Company’s name and amending its Articles, accordingly, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby shall be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY SHALL BE VOTED IN FAVOR OF THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

Equinity Trust Company, LLC

6201 15th Avenue

Brooklyn, NY 11219

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED APRIL 16, 2026. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN APRIL 16, 2026, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors
Inspira Technologies Oxy B.H.N. Ltd.

/s/ Tal Parnes
Chairman of the Board of Directors

April 16, 2026

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Dagi Ben-Noon, Chief Executive Officer of Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) and Yafit Tehila, Chief Financial Officer of the Company, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on May 6, 2026 at 12:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, shall be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy shall be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: May 6, 2026

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To change the Company’s name and to amend the Company’s Articles accordingly.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.